Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

To the Stockholder-Director
QVC, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-213066, 333-233799 and 333-244803) on Form S-3 of QVC, Inc. of our report dated February 26, 2021, with respect to the consolidated balance sheets of QVC, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements) which report appears in the December 31, 2020 annual report on Form 10-K of QVC, Inc. Our report refers to a change in the accounting for leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2021